SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release March 27, 2007 at 18.30

Vesa Vainio to continue as Chairman of UPM Board of Directors

At the assembly meeting of UPM-Kymmene Corporation’s Board of Directors, Mr Vesa Vainio was re-elected as Chairman, and Mr Jorma Ollila and Mr Berndt Brunow were elected as Vice Chairmen.

In addition, the Board of Directors elected from its members an Audit Committee with Mr Michael C. Bottenheim as Chairman, and Ms Wendy E. Lane and Veli-Matti Reinikkala as members. A Human Resources Committee was elected with Mr Berndt Brunow as Chairman, and Mr Georg Holzhey, Ms Ursula Ranin and Ms Françoise Sampermans as members. Furthermore, a Nominating and Corporate Governance Committee was elected with Mr Jorma Ollila as Chairman, and Mr Karl Grotenfelt and Mr Georg Holzhey as members

UPM-Kymmene Oyj

Pirkko Harrela

Viestintäjohtaja

JAKELU

Helsingin Pörssi

New Yorkin Pörssi

Keskeiset tiedotusvälineet

www.upm-kymmene.fi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations